

September 5, 2013

Via E-mail
Mr. Peter B. Bartholow
Chief Financial Officer
Texas Capital Bancshares Inc.
2000 McKinney Avenue, Suite 700
Dallas, Texas 75201

> **Re: Texas Capital Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed July 29, 2013**
> **File No. 001-34657**

Dear Mr. Bartholow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K Filed for the Period Ended December 31, 2012

Note (1) Operations and Summary of Significant Accounting Policies

Loans Held for Sale, page 64

1. We note you engage in warehouse lending and classify and account for the related loans as held for sale in the financial statements. In order for us to more fully understand your mortgage warehouse lending business, please address the following:

    -   When the mortgage loans are funded and how the respective funding amounts are determined;
    -   Whether the mortgage loan originators have the ability to fund the individual loans without the sale of the individual interests to the company;
    -   Discuss whether the interest rate received by the bank under the contractual agreements with the mortgage loan originators is fixed or variable and whether it is dependent on the rate paid by the borrower on the underlying mortgages;
    -   Identify if the obtaining of the bank's interest in the mortgage loans is subject to a takeout commitment (i.e. a forward purchase commitment);
    -   The bank's right to retain their interest in the mortgage loans and if they can participate out their acquired interest to a third party other than the investor selected by the mortgage loan originator; and
    -   Provide us your analysis referring to authoritative GAAP that supports the classification of these mortgage loans as held for sale.

Form 10-Q Filed for the Period Ended June 30, 2013

Notes to Consolidated Financial Statements – Unaudited

Note (7) Regulatory Matters, page 23

2. We note the Company's change in the risk weighting percentage applied to the ownership of mortgage loans in the first quarter 2013. Please tell us what the ratios of tier 1 capital to risk weighted assets and total capital to risk weighted assets would have been at December 31, 2012, if the change in risk weightings had been applied at that time. Please also indicate whether the company would have been well capitalized at December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief